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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                FINAL AMENDMENT

                                 SCHEDULE 14D-1

                                 (RULE 14D-100)

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                    PETROFINA
                            (Name of Subject Company)

                                Total Fina S.A.
                                    (Bidder)

                          SHARES WITH NO NOMINAL VALUE
                           AMERICAN DEPOSITARY SHARES
                                    WARRANTS
                         (Title of Class of Securities)

                                    716485206
                      (CUSIP Number of Class of Securities)

                               ALAIN-MARC IRISSOU
                                 GENERAL COUNSEL
                                 TOTAL FINA S.A.
                               24, COURS MICHELET
                                  LA DEFENSE 10
                              92800 PUTEAUX, FRANCE
                             (011-33-1) 41-34-40-00
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

     Note  The remainder of this cover page is only to be completed if this
Schedule 14D-1 (or amendment thereto) is being filed, inter alia, to satisfy the reporting requirements of Section 13(d) of the Securities Act of 1934. See General Instructions D, E, and F to Schedule 14D-1.

     The Schedule 13D previously filed by Total with respect to PetroFina is hereby amended to incorporate by reference the information contained in this
Schedule 14D-1 and the information contained in exhibits to this Schedule 14D-1.

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
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CUSIP No. 716485206             14D-1                     Page 2 of 6 Pages
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1      NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS.
        OF ABOVE PERSONS (ENTITIES ONLY)
        Total Fina S.A.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) / /
                                                              (b) / /

3      SEC USE ONLY

4      SOURCE OF FUNDS*
       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)                     / /

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       France

7      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
       23,168,488

8      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)               / /
       EXCLUDES CERTAIN SHARES*

9      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
       98.8%

10     TYPE OF REPORTING PERSON*
       OO (societe anonyme)

Total Fina S.A., a societe anonyme organized under the laws of the Republic of France ("Total Fina") hereby amends and supplements its Tender Offer Statement on Schedule 14D-1 (as amended from time to time, the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on May 6, 1999, as amended on May 26, 1999, and on June 14, 1999, with respect to Total Fina's offer to exchange all of the shares, American depositary shares and warrants of PetroFina for shares, American depositary shares and warrants of Total Fina, upon the terms and subject to the conditions set forth in the Prospectus dated May 6, 1999, as amended pursuant to Rule 424 (b)(3) on June 14, 1999, and filed as exhibit (a)(1) to the Schedule 14D-1. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 14D-1 or in the Prospectus referred to therein.

ITEM 2. IDENTITY AND BACKGROUND

        Subsection (a) of Item 2 of Schedule 14D-1 is hereby amended and supplemented by adding to the end thereof the following:

        "On June 14, 1999 Total changed its name to Total Fina S.A."


ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

        Item 3 of the Schedule 14D-1 is hereby amended and supplemented by adding to the end thereof the following:


          "During the Extended Offer Period Total Fina received 1,019,578 shares, 186,140 American depositary shares representing a total of 1,038,192 PetroFina shares and 289,100 PetroFina warrants.

          As a result, Total Fina now owns 23,168,488 PetroFina shares representing a 98.8% interest in PetroFina, and 4,140,500 warrants, representing 93.2% of the existing PetroFina warrants.

          In exchange for the PetroFina shares, American depositary shares, and warrants tendered into the offer, Total Fina is issuing 4,671,864 new Total Fina shares, including 167,526 ADSs which Total Fina has caused the depository to issue,and 234,171 Total Fina warrants.

          A copy of the press release issued by Total Fina on July 9, 1999 announcing the results of the Extended Offer Period is attached hereto as Exhibit (a)(14) and is incorporated herein by reference."



ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

        Item 11 is hereby amended and supplemented by adding the following
        Exhibit:

          (a)(14) Press Release issued by Total Fina S.A. on July 9, 1999.


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                                   SIGNATURES


      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                         /s/ Charles de Bollardiere
                                     ---------------------------------------
                                                (Signature)

                                           Charles de Bollardiere
                                                 Treasurer

                                                 July 13, 1999




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